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                           December 30, 2022

       Bobby Tetsch
       Chief Executive Officer
       HARRISON VICKERS & WATERMAN INC
       5781 Schaefer Avenue
       Chino, CA 91710

                                                        Re: HARRISON VICKERS &
WATERMAN INC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed December 27,
2022
                                                            File No. 024-12031

       Dear Bobby Tetsch:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nico
Nalbantian at 202-551-7470 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Matt Stout